SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER ID (CNPJ/MPF): 42.150.391/0001-70
COMPANY REGISTRY (NIRE): 29.300.006.939

NOTICE TO THE MARKET

BRASKEM S.A. (“Braskem” or “Company”) hereby announces to shareholders and the market that, with the aim of reducing, without compromising its financial solidity, the main judicial contingencies succeeded by Braskem at the merger of its subsidiaries, it has entered into a judicial agreement with the Union of Workers in the Petrochemical, Chemical, Plastics and Related Industries of the State of Bahia (Sindicato dos Trabalhadores nas Indústrias e Empresas Petroquímicas, Químicas, Plásticas e afins do Estado da Bahia) in the net amount of R$ 130 million, to resolve the dispute involving the clause providing for the wage indexation included in the collective labor agreement ("Clause 4"), in view of the public order rule instituted in 1990 that restricted wage adjustments.

In addition, in view of the conflicting media reports in recent weeks, Braskem clarifies that the Superior Court of Justice (STJ) confirmed, by a 3-to-1 vote, the decision of the 4th Regional Court in favor of the Company regarding the tax debits (income tax and social contribution) of the former Companhia Petroquímica do Sul – Copesul (Law 8,200/91) that were succeeded by Braskem, in the approximate amount of R$ 550 million. Since this amount was not provisioned on the Company's balance sheet, the effect on Braskem's results and cash position will be null.

São Paulo, Brazil, September 10, 2010

Marcela Drehmer
Chief Financial and Investor Relations Officer
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.